Exhibit 99.1

Scailex Corporation Ltd. (“the Company”)

16 Shenkar Street (Entrance B.), Herzliya Pituach, P.O.B. 12423, Herzliya 46733 Israel
Telephone: + 972.9.961.0900 — Fax: + 972.9.961.0912

May 20, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464	Tel-Aviv 65202
(via "Magna")	(via "Magna")

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the
Corporation's Normal Course of Business
(Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970)

Petroleum Capital Holdings Ltd. (“PCH”), a wholly owned subsidiary of the Company, is continuing to maintain communications with the competent authorities with the aim of receiving a control permit for Oil Refineries Ltd. (“ORL”), as specified in the Company’s Immediate Reports dated February 24, 2008, November 29, 2007 and November 25, 2007.

Further to the said communications, on May 19, 2008, PCH forwarded an outline for a transaction to the competent authority for its examination that PCH received from Modgal Industries (99) Ltd. (“Modgal”) – the indirect controlling shareholder of the Company through its holdings of Israel Petrochemical Enterprises Ltd. (“IPE”).

The outline is for a transaction in relation to which negotiations are currently being conducted on the basis of agreements in principle formulated between Modgal’s controlling shareholders and the Alder Group (which indirectly holds a minority interest in PCH’s control group, and holds a lien on a portion of the control shares; “the Alder Group”) regarding the contracting of a binding agreement, the outcome of which, if carried out, will be that the Alder Group shall cease to be an indirect shareholder of PCH (subject to put/call options, which, if exercised, will vest the Alder Group directly with up to 14.75% of IPE’s issued share capital), and the Alder Group shall also cease to be a creditor of PCH’s controlling shareholders (“the Outline of the Transaction Being Formulated”). PCH is awaiting the competent authority’s response in relation to the Outline of the Transaction Being Formulated, and intends to continue its communications with the competent authorities in order to obtain a control permit.

It is emphasized that there is no certainty that the said negotiations will lead to a binding agreement at all, and that there is no certainty that the Outline of the Transaction Being Formulated shall satisfy the requirements of the competent authority in a manner enabling PCH to receive a control permit. Furthermore, the Transaction Being Formulated shall be subject to finalization and to suspending conditions, including in relation to the receipt of the requisite regulatory approvals for the execution of the transaction, to the obtaining of bank financing and the like.

It should be noted that, on April 10, 2008, the Company’s Audit Committee and Board of Directors approved, subject to the approval of the Company’s General Assembly, the engagement in an agreement for the sale of PCH to IPE, the parent company of the Company. For additional particulars regarding the said agreement and the General Assembly, see the Company’s Immediate Report of April 17, 2008.

Sincerely, Scailex Corporation Ltd.